B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 3, 2022 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2022 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2021. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 25% basis (first quarter of 2020 - 33%), representing the Company’s indirect ownership interest in the Nicaraguan and Nevada operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% interest in the Gramalote Project in Colombia. The Company has an approximately 25% interest in Calibre and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of other evaluation and exploration projects in a number of countries including Mali, Uzbekistan and Finland.
Summary
Consolidated gold revenue for the first quarter of 2022 was $366 million on sales of 195,100 ounces at an average realized gold price of $1,874 per ounce, compared to $362 million on sales of 202,330 ounces at an average realized gold price of $1,791 per ounce in the first quarter of 2021. The slight increase in gold revenue of 1% ($4 million) was attributable to a 5% increase in the average realized gold price, offset by a 4% impact from the decrease in gold ounces sold (mainly due to the lower gold production).

Total gold production in the first quarter of 2022 was 209,365 ounces (including 12,892 ounces of attributable production from Calibre), above budget by 5% (9,760 ounces), and consolidated gold production from the Company’s three operating mines was 196,473 ounces, above budget by 4% (8,431 ounces), with solid performances from the Company’s three mines, with each mine exceeding its budgeted production for the first quarter of 2022 (refer to "Review of Mining Operations and Development Projects" section below). Due to the timing of higher-grade ore mining, consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022. As expected, compared to the first quarter of 2021, total consolidated gold production was lower by 5% (11,279 ounces), due to the planned significant waste stripping campaign and lower mined ore tonnage at the Fekola Mine in the first quarter of 2022, as Phase 6 of the Fekola Pit continues to be developed in the first half of 2022.

For the first quarter of 2022, consolidated cash operating1 costs were $676 per gold ounce produced ($630 per gold ounce sold), $103 (13%) per gold ounce produced lower than budget and, as expected, $95 (16%) per gold ounce produced higher than the first quarter of 2021. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2022 were $699 per gold ounce produced ($656 per gold ounce sold), $94 (12%) per gold ounce produced lower than budget and, as expected, $90 (15%) per gold ounce produced higher than the first quarter of 2021. Cash operating costs per ounce produced for the first quarter of 2022 were lower than budget as a result of higher than budgeted production, lower than budgeted stripping and lower than budgeted realized fuel prices at the Fekola Mine, partially offset by an increase in fuel prices at the Masbate and Otjikoto mines. Cash operating costs for the first quarter of 2022 were higher than the first quarter of 2021 due to the planned lower production as discussed above and higher input costs in the first quarter of 2022.

Consolidated all-in sustaining costs2 for the first quarter of 2022 were $1,028 per gold ounce sold compared to budget of $1,367 per gold ounce sold and $919 per gold ounce sold for the first quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2022 were $1,036 per gold ounce sold compared to budget of $1,354 per gold ounce sold and $932 per gold ounce sold for the first quarter of 2021. All-in sustaining costs for the first quarter of 2022 were lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower sustaining capital expenditures ($33 million). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2022.

For full-year 2022, the Company's total gold production is forecast to be between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre), with total consolidated cash operating costs forecast to be between $620 and $660 per ounce and a total consolidated all-in sustaining costs forecast to be between $1,010 and $1,050 per ounce. Notwithstanding the ongoing sanctions on Mali announced by the Economic Community of West African States (“ECOWAS”) on January 9, 2022, including closure of a number of the borders with Mali, the Fekola Mine continues to operate at full capacity and the Company expects to meet its 2022 production guidance for the Fekola Mine. Due to the timing of high-grade ore mining, consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022; for the first half of 2022, consolidated gold production is forecast to be between 390,000 and 410,000 ounces, which is expected to increase significantly to between 560,000 and 590,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of stripping, consolidated guidance ranges for cash operating costs are expected to be between $760 and $800 per ounce in the first half of 2022, before significantly improving to between $490 and $530 per ounce during the second half of 2022. In addition, consolidated guidance ranges for all-in sustaining costs are expected to be between $1,250 and $1,290 per ounce in the first half of 2022 before significantly improving to between $820 and $860 per ounce during the second half of 2022.

As previously disclosed, the Company’s operations continue to be impacted by global cost inflation. However, despite these ongoing cost pressures, the draw downs of existing inventories, proactive management and the revised sequencing of some capital costs means that consolidated cash operating costs and all-in sustaining costs in the first quarter of 2022 were lower than
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

budget. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

For the first quarter of 2022, the Company generated net income of $91 million compared to a net income of $99 million in the first quarter of 2021, including net income attributable to the shareholders of the Company of $81 million ($0.08 per share) in the first quarter of 2022 compared to $92 million ($0.09 per share) in the first quarter of 2021. Adjusted net income attributable to the shareholders of the Company3 for the first quarter of 2022 was $65 million ($0.06 per share) compared to adjusted net income of $97 million ($0.09 per share) in the first quarter of 2021.

Cash flow provided by operating activities was $107 million in the first quarter of 2022 compared to $146 million in the first quarter of 2021, a decrease of $39 million due mainly to higher production costs of $11 million and higher non-cash working capital outflows in the first quarter of 2022, most significantly for current income taxes and the timing of value-added tax receivables (cash taxes paid in the first quarter of 2022 were $38 million higher than the first quarter of 2021). Cash income tax payments in the first quarter of 2022 totalled $59 million (first quarter of 2021 - $21 million), including approximately $15 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,800 per ounce for the balance of 2022, the Company is forecasting to make total cash income tax payments in 2022 of approximately $290 million.

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2022, the Company had cash and cash equivalents of $649 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $843 million (December 31, 2021 - $802 million). At March 31, 2022, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available.

On February 2, 2022, the Company announced that B2Gold’s Malian subsidiary had received a new exploration permit covering the same perimeter as the Menankoto permit (the "Menankoto Permit"), which together with the Bantako North permit comprises the Anaconda area, located 20 kilometres from the Fekola Mine. The Menankoto Permit was issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods. B2Gold’s Malian subsidiary has now withdrawn the international arbitration proceedings against the Republic of Mali.

On February 2, 2022 the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Approximately 50,000 ounces has been budgeted to be produced from the Cardinal Zone in 2022 and included in Fekola's 2022 production guidance. Based on engineering studies completed to date, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years to Fekola's annual gold production.

On February 22, 2022, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2022 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022 to shareholders of record as of March 9, 2022. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
In 2022, the Company has budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill commencing as early as late 2022 at a rate of 1.5 million tonnes per annum. Subject to obtaining all necessary permits and completion of a final development plan, the trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. The plan to truck the selective higher grade saprolite material is not included in the Company's 2022 production guidance and the Anaconda area Mineral Resources have not been included in the current Fekola life of mine plan. Based on the updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

Subsequent to March 31, 2022, on April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto Permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto Permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.
3 “Adjusted net income attributable to shareholders of the Company ” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2022	2021

Gold revenue ($ in thousands)	365,583	362,302
Net income ($ in thousands)	90,803	98,832
Earnings per share – basic(1) ($/ share)	0.08	0.09
Earnings per share – diluted(1) ($/ share)	0.08	0.09
Cash provided by operating activities ($ thousands)	107,310	145,854
Average realized gold price ($/ ounce)	1,874	1,791
Adjusted net income(1)(2) ($ in thousands)	65,096	96,990
Adjusted earnings per share(1)(2) – basic ($)	0.06	0.09
Excluding equity investment in Calibre:
Gold sold (ounces)	195,100	202,330
Gold produced (ounces)	196,473	205,643
Cash operating costs(2) ($/ gold ounce sold)	630	552
Cash operating costs(2) ($/ gold ounce produced)	676	581
Total cash costs(2) ($/ gold ounce sold)	762	683
All-in sustaining costs(2) ($/ gold ounce sold)	1,028	919
Including equity investment in Calibre:
Gold sold (ounces)	208,089	217,473
Gold produced (ounces)	209,365	220,644
Cash operating costs(2) ($/ gold ounce sold)	656	582
Cash operating costs(2) ($/ gold ounce produced)	699	609
Total cash costs(2) ($/ gold ounce sold)	784	709
All-in sustaining costs(2) ($/ gold ounce sold)	1,036	932
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
First quarter 2022 and 2021
Revenue
Consolidated gold revenue for the first quarter of 2022 was $366 million on sales of 195,100 ounces at an average realized gold price of $1,874 per ounce, compared to $362 million on sales of 202,330 ounces at an average realized gold price of $1,791 per ounce in the first quarter of 2021. The slight increase in gold revenue of 1% ($4 million) was attributable to a 5% increase in the average realized gold price, offset by a 4% impact from the decrease in gold ounces sold (mainly due to the lower gold production).

In the first quarter of 2022, the Fekola Mine accounted for $198 million (first quarter of 2021 - $216 million) of gold revenue from the sale of 105,400 ounces (first quarter of 2021 - 120,200 ounces), the Masbate Mine accounted for $83 million (first quarter of 2021 - $98 million) of gold revenue from the sale of 44,300 ounces (first quarter of 2021 - 55,370 ounces) and the Otjikoto Mine accounted for $85 million (first quarter of 2021 - $48 million) of gold revenue from the sale of 45,400 ounces (first quarter of 2021 - 26,760 ounces).

Production and operating costs

Total gold production in the first quarter of 2022 was 209,365 ounces (including 12,892 ounces of attributable production from Calibre), above budget by 5% (9,760 ounces), and consolidated gold production from the Company’s three operating mines was 196,473 ounces, above budget by 4% (8,431 ounces), with solid performances from the Company’s three mines, with each mine exceeding its budgeted production for the first quarter of 2022 (refer to "Review of Mining Operations and Development Projects" section below). Due to the timing of higher-grade ore mining, consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022. As expected, compared to the first quarter of 2021, total consolidated gold production was lower by 5% (11,279 ounces), due to the planned significant waste stripping campaign and lower mined ore tonnage at the Fekola Mine in the first quarter of 2022, as Phase 6 of the Fekola Pit continues to be developed in the first half of 2022.

For the first quarter of 2022, consolidated cash operating costs (refer to "Non-IFRS Measures") were $676 per gold ounce produced ($630 per gold ounce sold), $103 (13%) per gold ounce produced lower than budget and, as expected, $95 (16%) per gold ounce produced higher than the first quarter of 2021. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2022 were $699 per gold ounce produced ($656 per gold ounce sold), $94 (12%) per gold ounce produced lower than budget and, as expected, $90 (15%) per gold ounce produced higher than the first quarter of 2021. Cash operating costs per ounce produced for the first quarter of 2022 were lower than budget as a result of higher than budgeted production, lower than budgeted stripping and lower than budgeted realized fuel prices at the Fekola Mine, partially offset by an increase in fuel prices at the Masbate and Otjikoto mines. Cash operating costs for the first quarter of 2022 were higher than the first quarter of 2021 due to the planned lower production as discussed above and higher input costs in the first quarter of 2022.

As previously disclosed, the Company’s operations continue to be impacted by global cost inflation. However, despite these ongoing cost pressures, the draw downs of existing inventories, proactive management and the revised sequencing of some capital costs means that consolidated cash operating costs and all-in sustaining costs in the first quarter of 2022 were lower than budget. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold’s projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2022 were $1,028 per gold ounce sold compared to budget of $1,367 per gold ounce sold and $919 per gold ounce sold for the first quarter of 2021. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2022 were $1,036 per gold ounce sold compared to budget of $1,354 per gold ounce sold and $932 per gold ounce sold for the first quarter of 2021. All-in sustaining costs for the first quarter of 2022 were lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower sustaining capital expenditures ($33 million). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2022.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $77 million for the first quarter of 2022 compared to $67 million in the first quarter of 2021. The 16% increase in depreciation expense was due to a 20% increase in the depreciation charge per gold ounce sold partially offset by a 4% decrease in the gold ounces sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the Fekola and Masbate mines, an increase in costs to be depreciated for the Fekola Mine and higher depreciation of prestripping assets at the Otjikoto and Fekola mines.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $26 million for the first quarter of 2022 compared to $27 million in the first quarter of 2021.
Other
General and administrative ("G&A") costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first quarter of 2022 was $11 million, which was $1 million higher than the first quarter of 2021. The higher G&A in the first quarter of 2022 resulted from higher bank charges and travel expenses as the restrictions on travel due to the COVID-19 pandemic continue to be lifted.

Share-based payment expense for the first quarter of 2022 was $8 million, which was $7 million higher than the first quarter of 2021. The higher share-based payment expense resulted from the timing of share-based payment grants and related vesting subsequent to the first quarter of 2021.

Community relations expense for the first quarter of 2022 was $1 million, which was in-line with the first quarter of 2021.

For the first quarter of 2022, the Company's estimate of its share of Calibre's net income based on publicly available information was $3 million (first quarter of 2021 - $5 million). Calibre will report its first quarter of 2022 financial results on May 3, 2022. The Company will update any differences in the second quarter of 2022.

The Company reported $3 million in interest and financing expense during the first quarter of 2022 in-line with the first quarter of 2021.

For the first quarter of 2022, the Company recorded derivative gains of $19 million compared to derivative gains of $8 million in the first quarter of 2021. The gains were driven by fuel forward contracts and consisted of net unrealized gains of $13 million (first quarter of 2021 - net unrealized gains of $7 million) and realized gains of $6 million (first quarter of 2021 - realized gains of $1 million).

Other non-operating expenses for the first quarter of 2022 were $8 million, mainly consisting of a dilution gain on investment of Calibre of $5 million following dilution of the Company's investment in Calibre from 33% to 25% as a result of Calibre's acquisition of Fiore Gold Ltd. ("Fiore"), which closed in January 2022. In addition, the Company recorded $1 million of non-cash interest income on the Deferred Consideration Receivable in connection with the Kiaka Project disposal in the first quarter of 2022.
For the first quarter of 2022, the Company recorded a net current income and other tax expense of $48 million compared to $41 million in the first quarter of 2021, consisting of current income tax of $41 million (first quarter of 2021 - $32 million), the 10% priority dividend to the State of Mali of $6 million (first quarter of 2021 - $8 million) and withholding tax (on intercompany dividends/management fees) of $1 million (first quarter of 2021 - $1 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first quarter of 2021, current tax expense for the first quarter of 2022 was higher mainly as a result of higher taxable income at the Otjikoto Mine than in the first quarter of 2021. For the first quarter of 2022, the Company recorded a deferred income tax expense of $4 million compared to a deferred income tax expense of $15 million in the first quarter of 2021. The decrease in deferred income tax expense for the first quarter of 2022 compared to the first quarter of 2021 is mainly attributable to decreased deferred taxes related to future withholding taxes in 2022 and lower foreign exchange effects.

For the first quarter of 2022, the Company generated net income of $91 million compared to a net income of $99 million in the first quarter of 2021 including net income attributable to the shareholders of the Company of $81 million ($0.08 per share) in the first quarter of 2022 compared to $92 million ($0.09 per share) in the first quarter of 2021. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first quarter of 2022 was $65 million ($0.06 per share) compared to adjusted net income of $97 million ($0.09 per share) in the first quarter of 2021. Adjusted net income in the first quarter of 2022 excluded unrealized gains on derivative instruments of $13 million, dilution gain on Calibre investment of $5 million, non-cash interest income on deferred consideration receivable of $1 million and deferred income tax expense of $4 million.

Cash flow provided by operating activities was $107 million in the first quarter of 2022 compared to $146 million in the first quarter of 2021, a decrease of $39 million due mainly to higher production costs of $11 million and higher non-cash working capital outflows in the first quarter of 2022, most significantly for current income taxes and the timing of value-added tax receivables (cash taxes paid in the first quarter of 2022 were $38 million higher than the first quarter of 2021). Cash income tax payments in the first quarter of 2022 totalled $59 million (first quarter of 2021 - $21 million), including approximately $15 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,800 per ounce for the balance of 2022, the Company is forecasting to make total cash income tax payments in 2022 of approximately $290 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended
	March 31,
	2022	2021

Gold revenue ($ in thousands)	197,862	215,740
Gold sold (ounces)	105,400	120,200
Average realized gold price ($/ ounce)	1,877	1,795
Tonnes of ore milled	2,199,223	2,074,680
Grade (grams/ tonne)	1.54	1.99
Recovery (%)	93.3	94.4
Gold production (ounces)	101,648	125,088
Cash operating costs(1) ($/ gold ounce sold)	583	479
Cash operating costs(1) ($/ gold ounce produced)	624	503
Total cash costs(1) ($/ gold ounce sold)	739	638
All-in sustaining costs(1) ($/ gold ounce sold)	987	770
Capital expenditures ($ in thousands)	28,228	17,396
Exploration ($ in thousands)	6,394	3,087
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a successful start to the year with first quarter of 2022 gold production of 101,648 ounces, slightly above budget by 1% (917 ounces), as higher than budgeted processed grade (6%) offset lower than budgeted processed tonnes (5%) based on a reduction in saprolite processed. As a precautionary measure to hedge against potential supply-chain problems arising from ECOWAS sanctions, the Fekola Mine proactively prioritized the processing of higher grade fresh ore to reduce reagent consumption and ensure that sufficient reagents remained available to process higher-grade ore to meet budgeted gold production (which resulted in lower than budgeted throughput for the first quarter of 2022). Although the sanctions continue, the situation has normalized as regular imports of reagents were received by Fekola in February and March 2022. As a result, saprolite ore was reintroduced back into the Fekola mill feed blend at the end of February 2022, and the processing of saprolite ore resumed as planned and is ongoing. Fekola’s gold production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher-grade portion of Phase 6 of the Fekola Pit and Cardinal operations are at full capacity. As expected, compared to the first quarter of 2021, Fekola’s gold production was lower by 19% (23,440 ounces), due to planned significant waste stripping and lower mined ore tonnage, as Phase 6 of the Fekola Pit continues to be developed in the first half of 2022. For the first quarter of 2022, mill feed grade was 1.54 g/t compared to budget of 1.45 g/t and 1.99 g/t in the first quarter of 2021; mill throughput was 2.20 million tonnes compared to budget of 2.31 million tonnes and 2.07 million tonnes in the first quarter of 2021; and gold recovery averaged 93.3% compared to budget of 93.5% and 94.4% in the first quarter of 2021. For the first quarter of 2022, as described above, processed grade was above budget while processed tonnes were below budget mainly due to the brief temporary suspension of processing saprolite ore, offset by the processing of higher-grade ore, in January and February 2022. Processed grade was lower compared to the first quarter of 2021 due to the planned significant waste stripping campaign in the first quarter of 2022.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2022 were $624 per ounce produced ($583 per gold ounce sold) compared to a budget of $781 per ounce produced and $503 per ounce produced for the first quarter of 2021. Cash operating costs per ounce produced for the first quarter of 2022 were $157 per ounce produced or 20% lower than budget as a result of the slightly higher than budgeted production discussed above and lower than budgeted mining, processing and site general costs. These costs were lower largely due to lower than budgeted fuel prices realized in the first quarter of 2022 (fuel prices are set in advance by the State and therefore subject to timing delays between market fuel price increases and those experienced at the Fekola Mine) and below budgeted volumes of fuel and other consumables utilized due to lower overall tonnes mined and processed compared to budget. Mined tonnes were lower than budget due to a temporary change in mine sequencing to accommodate the temporary change in saprolite processing as discussed above. Over 20% of the power generated in first quarter of 2022 was solar, resulting in over 3.5 million litres of fuel savings and a reduction of over 11,000 tonnes of carbon emissions in the first quarter of 2022. Cash operating costs per ounce sold for the first quarter of 2022 were 25% lower than budget, as a result of lower than budgeted operating costs and lower cost inventory produced in the fourth quarter of 2021 being sold in the first quarter of 2022. Compared to the first quarter of 2021, cash operating costs per ounce produced for the first quarter of 2022 were higher, as expected, due to the planned lower production as discussed above, higher fuel and consumable costs and increased mining costs from operating deeper in the Fekola Pit.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2022 for the Fekola Mine were $987 per gold ounce sold compared to a budget of $1,329 per gold ounce sold and $770 per gold ounce sold in the first quarter of 2021. All-in sustaining costs for the first quarter of 2022 were $342 per gold ounce sold or 26% lower than budget as a result of the lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower sustaining capital expenditures ($14 million, mainly due to the timing of prestripping). The lower sustaining capital expenditures are mainly a result of timing of prestripping expenditures as noted above and are expected to be incurred later in 2022.

Capital expenditures in the first quarter of 2022 totalled $28 million primarily consisting of $14 million for prestripping, $6 million for mobile equipment for the Cardinal Zone, $4 million for mobile equipment purchases and rebuilds for Fekola and $4 million for the tailings storage facility dam raise.

The low-cost Fekola Mine in Mali is expected to produce between 570,000 and 600,000 ounces of gold in 2022 at cash operating costs of between $510 and $550 per ounce and all-in sustaining costs of between $840 and $880 per ounce. For the first half of 2022, Fekola’s gold production is expected to be between 220,000 and 230,000 ounces, which is expected to increase significantly to between 350,000 and 370,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of prestripping, Fekola’s cash operating costs are expected to be between $720 and $760 per ounce in the first half of 2022, before significantly improving to between $380 and $420 per ounce during the second half of 2022. In addition, Fekola’s all-in sustaining costs are expected to be between $1,140 and $1,180 per ounce in the first half of 2022, before significantly improving to between $660 and $700 per ounce during the second half of 2022.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2022	2021

Gold revenue ($ in thousands)	83,093	98,455
Gold sold (ounces)	44,300	55,370
Average realized gold price ($/ ounce)	1,876	1,778
Tonnes of ore milled	2,010,188	1,948,369
Grade (grams/ tonne)	1.19	1.10
Recovery (%)	78.0	83.6
Gold production (ounces)	59,764	57,513
Cash operating costs(1) ($/ gold ounce sold)	785	578
Cash operating costs(1) ($/ gold ounce produced)	710	608
Total cash costs(1) ($/ gold ounce sold)	917	678
All-in sustaining costs(1) ($/ gold ounce sold)	1,022	818
Capital expenditures ($ in thousands)	5,693	6,564
Exploration ($ in thousands)	1,037	1,086
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a strong start to the year with first quarter of 2022 gold production of 59,764 ounces, above budget by 11% (5,711 ounces) and 4% (2,251 ounces) higher compared to the first quarter of 2021, mainly due to higher processed grade. For the first quarter of 2022, mill feed grade was 1.19 g/t compared to budget of 1.09 g/t and 1.10 g/t in the first quarter of 2021; mill throughput was 2.01 million tonnes compared to budget of 1.93 million tonnes and 1.95 million tonnes in the first quarter of 2021; and gold recovery averaged 78.0% compared to budget of 79.7% and 83.6% in the first quarter of 2021. Processed grade was above budget in the first quarter of 2022 due to mining additional (unbudgeted) higher-grade areas identified within the planned mining areas. In addition, mine haulage optimizations related to expansion of the tailings facility resulted in shorter than planned hauls of waste and increased mining rates and also contributed to the above budgeted mined high-grade ore tonnage in the first quarter of 2022. Compared to the first quarter of 2021, gold recoveries were lower as a result of processing a higher proportion of fresh rock ore in the first quarter of 2022.

Cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2022 were $710 per ounce produced ($785 per gold ounce sold) compared to a budget of $761 per ounce produced and $608 per ounce produced for the first quarter of 2021. Cash operating costs per ounce produced for the first quarter of 2022 were lower than budget by $51 per ounce produced or 7%, as a result of the higher than budgeted production discussed above partially offset by higher than budgeted mining and processing costs resulting from higher than budgeted diesel and HFO costs. Cash operating costs per ounce sold for the first quarter of 2022 were 3% higher than budget, as a result of higher cost inventory produced in the fourth quarter of 2021 being sold in the first quarter of 2022. Cash operating costs per ounce produced for the first quarter of 2022 were 17% higher than the first quarter of 2021 as a result of higher fuel and other consumable costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2022 were $1,022 per ounce sold compared to a budget of $1,234 per gold ounce sold and $818 per gold ounce sold in the first quarter of 2021. All-in sustaining costs for the first quarter of 2022 were lower than budget by $212 per gold ounce sold or 17%, as a result of lower than budgeted sustaining capital expenditures ($14 million) partially offset by lower than budgeted gold sales. The lower than budgeted sustaining capital expenditures were primarily a result of timing of expenditures and are expected to be incurred later in 2022.

Capital expenditures in the first quarter of 2021 totalled $6 million, including mobile equipment purchases and rebuilds totalling $2 million and tailings storage facility projects and other processing related capital totalling $2 million.

The Masbate Mine in the Philippines is expected to produce between 205,000 and 215,000 ounces of gold in 2022 with cash operating costs of between $740 and $780 per ounce and all-in sustaining costs of between $1,070 and $1,110 per ounce. Masbate’s gold production is scheduled to be relatively consistent throughout 2022.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2022	2021

Gold revenue ($ in thousands)	84,628	48,107
Gold sold (ounces)	45,400	26,760
Average realized gold price ($/ ounce)	1,864	1,798
Tonnes of ore milled	845,222	894,060
Grade (grams/ tonne)	1.31	0.82
Recovery (%)	98.5	97.6
Gold production (ounces)	35,061	23,042
Cash operating costs(1) ($/ gold ounce sold)	590	823
Cash operating costs(1) ($/ gold ounce produced)	770	940
Total cash costs(1) ($/ gold ounce sold)	664	895
All-in sustaining costs(1) ($/ gold ounce sold)	878	1,475
Capital expenditures ($ in thousands)	16,131	18,875
Exploration ($ in thousands)	506	476
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the first quarter of 2022, producing 35,061 ounces of gold, 5% (1,803 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As a result of the timing of higher-grade ore mining, Otjikoto’s gold production is expected to be significantly weighted to the second half of 2022 when mining is scheduled to reach the higher-grade portions of Phase 3 of the Otjikoto Pit and ore production ramps up at the Wolfshag underground mine. As expected, compared to the first quarter of 2021, gold production was significantly higher by 52% (12,019 ounces), as processed ore in the first quarter of 2021 was primarily sourced from existing stockpiles while significant waste stripping operations continued at both the Wolfshag and Otjikoto pits. For the first quarter of 2022, mill feed grade was 1.31 g/t compared to budget of 1.26 g/t and 0.82 g/t in the first quarter of 2021; mill throughput was 0.85 million tonnes compared to budget of 0.84 million tonnes and 0.89 million tonnes in the first quarter of 2021; and gold recovery averaged 98.5% compared to budget of 98.0% and 97.6% in the first quarter of 2021.

Development of the Wolfshag underground mine continues to progress with first development ore production expected to commence in the first half of 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

Cash operating (refer to “Non-IFRS Measures”) costs for the first quarter of 2022 were $770 per gold ounce produced ($590 per ounce gold sold), compared to a budget of $805 per ounce produced and $940 per ounce produced for the first quarter of 2021. Cash operating costs per ounce produced for the first quarter of 2022 were slightly lower than budget as a result of the higher than budgeted production discussed above and on budget operating costs. Operating costs were impacted by higher fuel prices offset by a weaker Namibian dollar. Cash operating costs per ounce sold for the first quarter of 2022 were 27% lower than budget, as a result of lower than budgeted operating costs in the first quarter of 2022 and the sale of lower cost inventory produced in the fourth quarter of 2021 in the first quarter of 2022. Cash operating costs per ounce produced for the first quarter of 2022 were 18% lower than the first quarter of 2021 mainly as a result of higher ounces produced in the first quarter of 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2022 were $878 per gold ounce sold compared to a budget of $1,335 per gold ounce sold and $1,475 per gold ounce sold in the first quarter of 2021. All-in sustaining costs for the first quarter of 2022 were $457 per gold ounce sold or 34% lower than budget as a result of the slightly lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower sustaining capital expenditures ($5 million). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2022.

Capital expenditures for the first quarter of 2022 totalled $16 million, primarily consisting of $6 million for prestripping in the Otjikoto pit, $6 million for Wolfshag underground mine development, $2 million for mobile equipment rebuilds and replacements and $2 million for the national power grid connection line.

The Otjikoto Mine in Namibia is expected to produce between 175,000 and 185,000 ounces of gold in 2022 with cash operating costs of between $740 and $780 per ounce and all-in sustaining costs of between $1,120 and $1,160 per ounce. For the first half of 2022, Otjikoto’s gold production is expected to be between 65,000 and 70,000 ounces, which is expected to increase significantly to between 110,000 and 115,000 ounces during the second half of 2022. Based mainly on the weighting of the planned production and timing of prestripping, Otjikoto’s cash operating costs are expected to be between $960 and $1,000 per ounce in the first half of 2022, before significantly improving to between $620 and $660 per ounce during the second half of 2022. In addition, Otjikoto’s all-in sustaining costs are expected to be between $1,460 and $1,500 per ounce in the first half of 2022, before significantly improving to between $930 and $970 per ounce during the second half of 2022.

Investment in Calibre

On January 12, 2022, Calibre completed its acquisition of Fiore and issued 101,321,923 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 25%. As a result of the acquisition, Calibre acquired a 100% interest in Fiore’s operating Pan Gold Mine, adjacent advanced-stage Gold Rock Project and the past producing Illipah Gold Project in Nevada, as well as the Golden Eagle project in Washington State.

At March 31, 2022, B2Gold held approximately 25% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 25% common shareholding of Calibre at March 31, 2022 was $132 million. For the first quarter of 2022 and the first quarter of 2021, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $3 million. Calibre will report its first quarter of 2022 financial results on May 3, 2022. The Company will update any differences in the second quarter of 2022.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated April 6, 2022, consolidated production of Calibre for the first quarter of 2022 was 51,900 ounces of which the Company's attributable share was 12,892 ounces and gold sales were 52,290 ounces of which the Company's attributable share was 12,989 ounces. Nicaragua gold production for the first quarter of 2022 was 42,897 ounces (401,215 tonnes milled, 3.79 g/t, 90.1% recovery) and Nevada gold production was 9,003 ounces (15,064 ounces placed, 1,006,540 tonnes at 0.48 g/t).

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first quarter of 2022 will be at the mid-point of the guidance ranges of approximately $970 to $1,070 per ounce and $1,100 to $1,200 per ounce, respectively.

In the first quarter of 2022, Calibre announced that drill results from the Pan Mine in Nevada demonstrated resource expansion and higher-grade potential and had commenced a 170,000 metre drill program across its assets including a 85,000 metre discovery and emerging resource program in Nicaragua and a 85,000 metre resource growth and conversion program in Nevada.

Gramalote Project - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited (“AngloGold”) is located in central Colombia, northeast of Medellin, in the Province of Antioquia. Following on the positive results of the Gramalote preliminary economic assessment in January 2020 (the “Gramalote PEA”), B2Gold commenced the Gramalote feasibility which focused solely on a production scenario based on the Indicated Mineral Resource estimate from the Gramalote Ridge deposit of 173,400,000 tonnes grading 0.73 g/t gold for a total of 4,060,000 ounces of gold. The feasibility study approach to date has not included any potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone.

On May 4, 2021, based on the feasibility study work completed by B2Gold as operator of the Gramalote Project to date, and assuming an effective date of January 1, 2021, and a gold price of $1,500 per ounce, the Company provided summary highlights which included an initial life of mine of 10.6 years, producing 2.97 million ounces at an average of 281,000 ounces of gold per year, cash operating costs of $514 per ounce and an all-in sustaining cost of $744 per ounce of gold. Process recovery was indicated at 11 million tonnes per annum with recovery of 95.4%, and total pre-production capital costs were estimated at $925 million which resulted in a post-tax net present value at a 5% discount rate of $483 million and after-tax internal rate of return of 15% at the project decision date, for a project payback of 3.5 years.

Based on these interim results and after a review of potential project optimizations, B2Gold believes there is strong potential to improve the economics of the project. Work since the interim results were released has included additional drilling in inferred portions of Gramalote Ridge within and adjacent to existing pit design to provide an enhanced Resource Model, engineering work for optimization of infrastructure design and layout, improvements in process plant design and additional metallurgical testing related to those improvements, and cost reviews of all activities.

Exploration drilling and surface exploration work is also advancing in the area of Trinidad deposit.

Social initiatives such as ASM formalization/movement and Community Resettlement have continued. Community-level resettlement agreements have been secured which helps to define the scope and clarify the expectations of resettlement, and it is planned to sign the Relocation Action Plan (RAP) with the communities in the second quarter of 2022. Review and signing of Individual Agreements is ready to proceed and initial conversations with individual relocation candidates are under way.

Several key property purchases have advanced, and the purchase of the first resettlement land area has been concluded. A contract for development planning of the resettlement property has been executed and zoning approval has been received from the Municipality.

An agreement has been made with a power company to commence studies necessary for power line construction and Gramalote is re-commencing the process of application to secure access to electricity from a substation located approximately 24 km from the project.

An updated, revised budget that has been prepared to carry the Gramalote Project to completion of the feasibility study is currently under review by B2Gold and AngloGold. The revised budget will fund ongoing Gramalote Feasibility Study optimization, exploration, community support, continued advancement of key social commitments and compliance with regulatory and Environmental Impact Assessment requirements. A separate construction budget is expected to be developed subsequently upon a positive (optimized) Gramalote Feasibility Study and construction decision.

B2Gold expects that the results of final feasibility study will be available by the end of the second quarter of 2022 with the full feasibility study completed by the end of the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2022, the Company had cash and cash equivalents of $649 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $843 million (December 31, 2021 - $802 million). At March 31, 2022, the full amount of the Company's $600 million RCF was undrawn and available.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2022, the Company was in compliance with these debt covenants.

For the first quarter of 2022, capital expenditures totalled $68 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $28 million, the Masbate Mine had capital expenditures of $6 million, the Otjikoto Mine had capital expenditures of $16 million and the Gramalote Project had capital expenditures of $4 million. Other exploration and development costs for the first quarter of 2022 totalled $13 million. In addition, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project which at March 31, 2022 is disclosed as an asset classified as held-for-sale.

As at March 31, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $3 million for equipment for the Cardinal Zone, $1 million related to the tailings facility expansion and $2 million for other capital projects, all of which is expected to be incurred in 2022.
•For payments at the Masbate Mine of $6 million related to mobile equipment and $1 million related to process plant maintenance, all of which is expected to be incurred in 2022.
•For payments at the Otjikoto Mine of $12 million for the Wolfshag underground project, and payments of $3 million for the national power grid connection line, all of which is expected to be incurred in 2022.
•For payments at the Gramalote Project of $6 million for the Company's share of development costs, all of which is expected to be incurred in 2022.

Subsequent to March 31, 2022, on April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company for $25 million in cash, payable in two tranches: $15 million was due and paid upon closing, and $10 million to be held in escrow and released to the vendor after a period of 60 days. Following the expiry of the 60 day escrow period, the Company will also make a further cash payment of $24 million pursuant to a continuing obligation of the Company to the previous ownership group of Bakolobi (which includes an international mining company) under the terms of a previous purchase and sale agreement related to the purchase of the Bakolobi permit.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first quarter of 2022, the Company entered into additional forward contracts for the purchase of 1,969,000 litres of fuel oil with settlements scheduled between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2022:

	2022	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	37,816	22,604	656	61,076
Average strike price	$0.33	$0.37	$0.43	$0.35

Forward – gas oil:
Litres (thousands)	27,072	17,066	—	44,138
Average strike price	$0.38	$0.43	$—	$0.40
The unrealized fair value of these contracts at March 31, 2022 was $29 million.

Operating activities

Cash flow provided by operating activities was $107 million in the first quarter of 2022 compared to $146 million in the first quarter of 2021, a decrease of $39 million due mainly to higher production costs of $11 million and higher non-cash working capital outflows in the first quarter of 2022, most significantly for current income taxes and the timing of value-added tax receivables (cash taxes paid in the first quarter of 2022 were $38 million higher than the first quarter of 2021). Cash income tax payments in the first quarter of 2022 totalled $59 million (first quarter of 2021 - $21 million), including approximately $15 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,800 per ounce for the balance of 2022, the Company is forecasting to make total cash income tax payments in 2022 of approximately $290 million.

Financing activities

The Company’s cash used by financing activities for the first quarter of 2022 was a net outflow of $51 million. During the first quarter of 2022, the Company received proceeds from the exercise of stock options of $4 million, made equipment loan facility repayments of $7 million, made interest and commitment fee payments of $1 million, paid dividends of $42 million and distributed $1 million to non-controlling interests.

On February 22, 2022, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2022 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2022 to shareholders of record as of March 9, 2022 in the amount of $42 million.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the first quarter of 2022, capital expenditures totalled $68 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $28 million, the Masbate Mine had capital expenditures of $6 million, the Otjikoto Mine had capital expenditures of $16 million and the Gramalote Project had capital expenditures of $4 million. Other exploration and development costs for the first quarter of 2022 totalled $13 million. In addition, the Company made a $8 million mineral property exercise option payment in relation to the Ondundu Project which at March 31, 2022 is disclosed as an asset classified as held-for-sale.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	6,394	3,087
Masbate Mine, exploration	1,037	1,086
Otjikoto Mine, exploration	506	476
Menankoto, exploration	324	1,216
Bantako Nord, exploration	1,620	1,515
Finland Properties, exploration	1,468	174
Uzbekistan, exploration	924	664
Kiaka Project, exploration	—	1,477
Other	1,193	476

	13,466	10,171

B2Gold is planning another year of aggressive exploration in 2022 with a budget of approximately $65 million (excludes drilling included in the Gramalote Project budget). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million in 2022 for its grassroots exploration programs, including several new regions.

Fekola Mine

In 2022, approximately $10 million is budgeted to be spent on exploration of Cardinal/FMZ, Fekola Deeps and Fekola North.

On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Drilling down plunge of the high-grade portions of the Cardinal Zone in 2021 has been successful and will be continued in 2022.

Deeper drilling beneath and down plunge of the Fekola open pit is planned to follow high grade shoots that could potentially be amenable to mining underground. The Company will also continue to track the main Fekola structure north of the existing open pit.

Anaconda Area (comprised of the Menankoto and Bantako North permits)

In 2022, approximately $17 million is budgeted to be spent on exploration in the Anaconda Area (comprised of the Menankoto Permit and Bantako North permit).

In 2022, the Company is drilling to infill and extend the saprolite resource area and to follow up on the sulphide mineralization at the Anaconda area, including the Mamba and Adder zones, and several other targets below the saprolite mineralization. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for Fekola-style south plunging bodies of sulphide mineralization, which remains open down plunge. Four drill rigs are currently drilling in the Anaconda area.

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. The updated and significantly increased Anaconda area Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of $1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces).

Anaconda Area Development

In 2022, the Company has budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill commencing as early as late 2022 at a rate of 1.5 million tonnes per annum. Subject to obtaining all necessary permits and completion of a final development plan, the trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production. The plan to truck the selective higher grade saprolite material is not included in the Company’s 2022 production guidance and the Anaconda area Mineral Resources have not been included in the current Fekola life of mine plan.

Based on this updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

Subsequent to March 31, 2022, on April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto Permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto Permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.

Other West African Exploration

In 2022, a total of $1.7 million is planned for the Company’s newly acquired early stage permits in Cote d’Ivoire, which is part of the other greenfield exploration budget noted below.

Masbate Mine

The Masbate exploration budget for 2022 is approximately $5.8 million, including approximately 10,200 metres of drilling. The 2022 exploration program will be mainly focused on the Main Vein, Old Lady and Blue Quartz zones at Masbate, converting Inferred Mineral Resource areas below existing design pits to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2022 is approximately $4 million. Exploration in 2022 will include 12,320 metres of diamond drilling and 5,400 metres of RAB drilling at the Otjikoto mine area. The majority of the diamond drilling will continue to target the extension of the existing Wolfshag underground Mineral Resource area and a new zone located parallel to and east of Wolfshag. Drilling is also scheduled on several regional targets in proximity to the Otjikoto mine infrastructure.

Other Greenfield Exploration

B2Gold has allocated approximately $29 million in 2022 for its grassroots exploration programs, including Finland, Uzbekistan,
Zimbabwe and several new regions.

In Finland, the Company has allocated $8 million to the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the Joint Venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up in 2022, with 11,600 metres planned.

In Uzbekistan, the Company has allocated $6 million to advance exploration on the ground it has acquired in proximity to the world class Muruntau super-mine. Multiple targets on structures and lithologies with comparable alteration and geochemical characteristics as Muruntau were identified by mapping, RAB drilling and trenching. Reverse circulation and diamond drilling were carried out on some of these targets in 2021. Some of these targets will be followed up in 2022, as well ongoing drill testing of remaining and new targets. A total of 32,700 metres of diamond and reverse circulation drilling has been planned.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued around the world.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2021. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	61,410	34,764	26,786	122,960	13,594	136,554
Royalties and production taxes	16,472	5,862	3,356	25,690	938	26,628

Total cash costs	77,882	40,626	30,142	148,650	14,532	163,182

Gold sold (ounces)	105,400	44,300	45,400	195,100	12,989	208,089

Cash operating costs per ounce ($/ gold ounce sold)	583	785	590	630	1,047	656

Total cash costs per ounce ($/ gold ounce sold)	739	917	664	762	1,119	784

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,611	31,985	22,036	111,632	14,859	126,491
Royalties and production taxes	19,051	5,551	1,924	26,526	1,129	27,655

Total cash costs	76,662	37,536	23,960	138,158	15,988	154,146

Gold sold (ounces)	120,200	55,370	26,760	202,330	15,143	217,473

Cash operating costs per ounce ($/ gold ounce sold)	479	578	823	552	981	582

Total cash costs per ounce ($/ gold ounce sold)	638	678	895	683	1,056	709
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	61,410	34,764	26,786	122,960	13,594	136,554
Inventory sales adjustment	1,988	7,674	218	9,880	—	9,880

Cash operating costs	63,398	42,438	27,004	132,840	13,594	146,434

Gold produced (ounces)	101,648	59,764	35,061	196,473	12,892	209,365

Cash operating costs per ounce ($/ gold ounce produced)	624	710	770	676	1,054	699

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,611	31,985	22,036	111,632	14,859	126,491
Inventory sales adjustment	5,306	2,981	(388)	7,899	—	7,899

Cash operating costs	62,917	34,966	21,648	119,531	14,859	134,390

Gold produced (ounces)	125,088	57,513	23,042	205,643	15,001	220,644

Cash operating costs per ounce ($/ gold ounce produced)	503	608	940	581	991	609
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2022:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	61,410	34,764	26,786	—	122,960	13,594	136,554
Royalties and production taxes	16,472	5,862	3,356	—	25,690	938	26,628
Corporate administration	2,115	358	1,301	7,054	10,828	471	11,299
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,700	3,700	—	3,700
Community relations	266	19	334	—	619	—	619
Reclamation liability accretion	159	183	117	—	459	—	459
Realized gains on derivative contracts	(2,109)	(2,571)	(1,222)	—	(5,902)	—	(5,902)
Sustaining lease expenditures	193	322	39	665	1,219	—	1,219
Sustaining capital expenditures(2)	21,867	5,281	8,667	—	35,815	—	35,815
Sustaining mine exploration(2)	3,631	1,037	478	—	5,146	—	5,146

Total all-in sustaining costs	104,004	45,255	39,856	11,419	200,534	15,003	215,537

Gold sold (ounces)	105,400	44,300	45,400	—	195,100	12,989	208,089

All-in sustaining cost per ounce ($/ gold ounce sold)	987	1,022	878	—	1,028	1,155	1,036
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	28,228	5,693	16,131	50,052	—	50,052
Cardinal mobile equipment	(5,573)	—	—	(5,573)	—	(5,573)
Tailings facility life-of-mine study	(423)	—	—	(423)	—	(423)
Fekola underground study	(343)	—	—	(343)	—	(343)
Other	(22)	—	—	(22)	—	(22)
Land acquisitions	—	(412)	—	(412)	—	(412)
Underground development	—	—	(5,734)	(5,734)	—	(5,734)
National power grid connection	—	—	(1,730)	(1,730)	—	(1,730)

Sustaining capital expenditures	21,867	5,281	8,667	35,815	—	35,815

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022:

	For the three months ended March 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	6,394	1,037	506	7,937	—	7,937
Regional exploration	(2,763)	—	(28)	(2,791)	—	(2,791)

Sustaining mine exploration	3,631	1,037	478	5,146	—	5,146
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2021:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	57,611	31,985	22,036	—	111,632	14,859	126,491
Royalties and production taxes	19,051	5,551	1,924	—	26,526	1,129	27,655
Corporate administration	1,856	798	1,049	6,395	10,098	636	10,734
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,109	2,109	—	2,109
Community relations	241	19	321	—	581	—	581
Reclamation liability accretion	86	119	65	—	270	—	270
Realized gains on derivative contracts	(660)	(581)	(262)	—	(1,503)	—	(1,503)
Sustaining lease expenditures	168	341	39	187	735	—	735
Sustaining capital expenditures(2)	11,158	5,983	13,855	—	30,996	—	30,996
Sustaining mine exploration(2)	3,087	1,063	442	—	4,592	—	4,592

Total all-in sustaining costs	92,598	45,278	39,469	8,691	186,036	16,624	202,660

Gold sold (ounces)	120,200	55,370	26,760	—	202,330	15,143	217,473

All-in sustaining cost per ounce ($/ gold ounce sold)	770	818	1,475	—	919	1,098	932
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	17,396	6,564	18,875	42,835	—	42,835
Solar plant	(6,238)	—	—	(6,238)	—	(6,238)
Land acquisitions	—	(375)	—	(375)	—	(375)
Other	—	(206)	—	(206)	—	(206)
Underground development	—	—	(4,431)	(4,431)	—	(4,431)
National power grid connection	—	—	(589)	(589)	—	(589)

Sustaining capital expenditures	11,158	5,983	13,855	30,996	—	30,996

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021:

	For the three months ended March 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,087	1,086	476	4,649	—	4,649
Regional exploration	—	(23)	(34)	(57)	—	(57)

Sustaining mine exploration	3,087	1,063	442	4,592	—	4,592

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2022	2021
	$	$
	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	80,723	91,555

Adjustments for non-recurring and significant recurring non-cash items:
Unrealized gains on derivative instruments	(13,397)	(7,251)
Dilution gain on investment in Calibre	(5,458)	—
Non-cash interest income on deferred consideration receivable	(1,039)	—
Deferred income tax expense	4,267	12,686

Adjusted net income attributable to shareholders of the Company for the period	65,096	96,990

Basic weighted average number of common shares outstanding (in thousands)	1,056,824	1,051,544

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.06	0.09

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2022	2021	2021	2021	2020	2020	2020	2020
Gold revenue ($ in thousands)	365,583	526,113	510,859	362,990	362,302	479,525	487,166	441,939
Net income for the period ($ in thousands)	90,803	153,140	134,871	73,982	98,832	174,405	277,039	137,961
Earnings per share (1) – basic ($)	0.08	0.13	0.12	0.07	0.09	0.16	0.25	0.12
Earnings per share (1) – diluted ($)	0.08	0.13	0.12	0.06	0.09	0.16	0.25	0.12
Cash provided (used) by operating activities ($ in thousands)	107,310	266,292	320,283	(8,316)	145,854	196,690	300,762	238,089
Gold sold (ounces)	195,100	292,350	286,650	200,071	202,330	256,655	253,200	257,100
Average realized gold price ($/ ounce)	1,874	1,800	1,782	1,814	1,791	1,868	1,924	1,719
Gold produced (ounces)	196,473	288,849	295,723	197,380	205,643	256,319	248,733	239,574
Gold produced, total including Calibre equity investment (ounces)	209,365	304,897	310,261	211,612	220,644	270,469	263,813	241,593
Cash operating costs (2) ($/ gold ounce sold)	656	433	482	675	582	461	437	383
Total cash costs (2) ($/ gold ounce sold)	784	556	596	794	709	578	567	498
All-in sustaining costs (2) ($/ gold ounce sold)	1,036	860	795	1,016	932	926	785	712
Adjusted net income (1)(2) ($ in thousands)	65,096	112,724	122,750	51,866	96,990	146,729	161,183	111,690
Adjusted earnings per share (1)(2) – basic ($)	0.06	0.11	0.12	0.05	0.09	0.14	0.15	0.11
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
The Company is pleased with its first quarter of 2022 results, particularly given the challenges mining companies are facing around the world. Based on a strong operational and financial first quarter of 2022, the Company is on track to meet its annual gold production guidance for 2022 of between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre) with total consolidated cash operating costs guidance range of between $620 and $660 per ounce and total consolidated all-in sustaining costs guidance range of between $1,010 and $1,050 per ounce.

Following the receipt of the Menankoto Permit in Mali, the Company is expanding the scope of its exploration activities on the Anaconda area (comprised of the Menankoto Permit and the Bantako North Permit) to build on the successful exploration programs already completed to date. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022. Subsequent to March 31, 2022, on April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto Permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2.

B2Gold's preliminary planning has demonstrated that a pit situated on the Anaconda Area could provide saprolite material to be trucked to and fed into the Fekola mill commencing in late 2022, increasing the ore processed and annual gold production from the Fekola mill, subject to obtaining all necessary permits and completion of a final mine plan. Based on the updated Mineral Resource Estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill. The potential to truck material from the Anaconda Area in late 2022 is currently being developed and is not included in Fekola's 2022 production guidance or the current Fekola life of mine plan.

The Company also continues to advance its other development projects with work continuing on the Gramalote Project and the completion of the final Gramalote feasibility study. Results from the Gramalote feasibility study are expected to be available by the end of the second quarter of 2022 with the full feasibility study completed by the end of the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

After a very successful year for exploration in 2021, B2Gold is conducting an aggressive exploration campaign in 2022 with a budget of approximately $65 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions. Included in the grassroots exploration program is $8 million allocated to Finland for the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the joint venture ground) coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up in 2022, with 11,600 metres planned.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance the Anaconda and Gramalote development projects, advance the Company’s numerous brownfield and greenfield exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.
OUTSTANDING SHARE DATA
At May 3, 2022, 1,060,952,403 common shares were outstanding. In addition, there were approximately 31.3 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 4.5 million RSUs outstanding and approximately 4.6 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 25% basis for the first quarter of 2022 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and all-in sustaining costs of between $1,010 and $1,050 per ounce; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola’s annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in late 2022; the timing and results of a Phase II study for the Anaconda area to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile and approximately 60,000 per year over the next 6 to 8 years; the Fekola Mine to be well-positioned for any potential supply disruptions caused by the border closures following the ECOWAS sanctions; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in the first half of 2022; the completion of the Gramalote Feasibility Study and the timing of completion and the results therein, and a construction decision to be made by the end of the third quarter of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at Calibre's El Limon, La Libertad and Pan mines. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or

"might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.